UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52661 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

(MM/DD/YY)     (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **International Equity Services Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Bloomingdale Road, Ste 3400

(No. and Street)

White Plains     NY     10605

(City)     (State)     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul dos Santos     914-949-9183

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates LLP

(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave     White Plains     NY     10601

(Address)     (City)     (State)     (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, Paul dos Santos _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

International Equity Services Inc. _____ , as

of February 21 _____, 20 19 _____, are true and correct.  I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

President & FINOP
Title

A. Pereyra
_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2018

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

<u>YEAR ENDED DECEMBER 31, 2018</u>

## CONTENTS

# Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of International Equity Service, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Equity Service, Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Equity Service, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of International Equity Service, Inc.'s management. Our responsibility is to express an opinion on International Equity Service, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to International Equity Service Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3(exemption), Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3(exemption) has been subjected to audit procedures performed in conjunction with the audit of International Equity Service, Inc.'s financial statements. The supplemental information is the responsibility of International Equity Service, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3(exemption), Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3(exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates, LLP
Certified Public Accountants

*Weintraub & Associates, LLP*

We have served as International Equity Service, Inc.'s auditor since 2009.

White Plains, New York

February 21, 2019

**INTERNATIONAL EQUITY SERVICES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2018**

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 242,326 |
| Due from clearing broker | | 10,809 |
| Prepaid expense | | 3,962 |
| Property and equipment, net of accumulated depreciation | | 10,385 |
| Total Assets | $ | 267,482 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

**Liabilities:**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 8,101 |
| Income taxes payable | | 175 |
| Total Liabilities | | 8,276 |

**Stockholders' Equity:**

| | | |
|---|---|---:|
| Common stock - no par value, 200 shares authorized, 20 shares issued and outstanding | | 30,500 |
| Capital distribution | | (50,000) |
| Retained earnings | | 278,706 |
| Total Stockholders' Equity | | 259,206 |
| Total Liabilities and Stockholders' Equity | $ | 267,482 |

**INTERNATIONAL EQUITY SERVICES, INC.**
**STATEMENT OF INCOME (LOSS)**
**FOR THE YEAR ENDED**
**December 31, 2018**

**Revenues:**

| | | |
|---|---|---:|
| 12b-1 Fees | $ | 448,450 |
| Commission Income | | 180,307 |
| Total Revenue | | 628,757 |

**Expenses:**

| | |
|---|---:|
| Clearing Charges | 15,653 |
| Compensation | 262,026 |
| Technology | 40,382 |
| Travel & Entertainment | 5,210 |
| Occupancy | 44,205 |
| Professional Fees | 30,527 |
| State Taxes | 175 |
| Other Expenses | 29,873 |
| Total Expenses | 428,051 |

| | | |
|---|---|---:|
| Income (Loss) Before Provision For Income Taxes | | 200,706 |
| Interest Income | | 49 |
| **Net Income (Loss)** | $ | 200,755 |

## INTERNATIONAL EQUITY SERVICES, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED
## December 31, 2018

| | |
|---|---:|
| **Cash Flows From Operating Activities:** | |
| Net Income (Loss) | $ 200,755 |
| | |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities | |
| Depreciation | 7,986 |
| | |
| (Increase) decrease in operating assets: | |
| Due from clearing broker | (49) |
| Prepaid expense | (39) |
| | |
| Increase (decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | (55) |
| Income taxes payable | - |
| Total adjustments | 7,843 |
| | |
| Net cash provided by (used in) operating activities | 208,598 |
| | |
| **Cash Flows From Investing Activities:** | |
| Acquisition of property and equipment | (6,267) |
| | |
| Net cash used in investing activities | (6,267) |
| | |
| **Cash Flows From Financing Activities:** | |
| Capital distributions | (50,000) |
| | |
| Net cash provided by (used in) financing activities | (50,000) |
| | |
| Net increase (decrease) in cash and cash equivalents | 152,332 |
| | |
| Cash and cash equivalents, Beginning of Year | 89,994 |
| | |
| Cash and cash equivalents, End of Year | $ 192,326 |
| | |
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year: | |
| | |
| Income taxes paid | $ 175 |

## INTERNATIONAL EQUITY SERVICES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED
## December 31, 2018

| | Common Stock | Capital Distribution | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balances, January 1, 2018 | $30,500 | | $77,951 | $108,451 |
| Shareholder Distribution | | ($50,000) | | ($50,000) |
| Net Income (Loss) | | | 200,755 | 200,755 |
| Balances, December 31, 2018 | $30,500 | ($50,000) | $278,706 | 259,206 |

# INTERNATIONAL EQUITY SERVICES, INC.
## NOTES TO FINANCIAL STATEMENTS
### December 31, 2018

**Note (1) - Nature of Business:**

International Equity Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by another broker on a fully disclosed basis. Accordingly, open customer transactions are not reported on the books and records of the Company.

**Note (2) - Summary of Significant Accounting Policies**

**(A) Method of Accounting:**

The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which the revenues are earned regardless of when the cash is received, and recognizes expenses in the accounting period in which the expenses are incurred regardless of when cash is disbursed.

**(B) Revenue Recognition**

Revenues are primarily comprised of commissions on trade executions, commissions on sale of investment company shares, and related charges. Commissions on such transactions are recorded on a trade date basis as is the related expenses. Interest revenue is generated on margin accounts and is recognized as earned.

**(C) Securities and Transactions:**

The Company records securities transactions, including commission revenue on a trade-date basis.

**(D) Income Taxes:**

The Company has elected under the applicable provision of the Internal Revenue Service and New York State Franchise Tax Codes to have the Corporation report its income for Federal and New York State Franchise tax purposes as an "S" corporation. Accordingly, the stockholders report the net taxable income or loss of the Company in their personal returns. Therefore, no provisions are made in the accompanying financial statements for Federal or NYS Franchise taxes, except for the NYS Franchise tax on "S" corporations.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's files its income tax returns in the US federal as well as state and local jurisdictions, and remains subject to U.S. federal and state income tax audits for all periods subsequent to 2014.

**(E) Property and Equipment:**

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

**(F) Cash and Cash Equivalents**

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2018 , there were no cash equivalents.

# INTERNATIONAL EQUITY SERVICES, INC.
## NOTES TO FINANCIAL STATEMENTS - CONTINUED
### December 31, 2018

## Note (2) - Summary of Significant Accounting Policies - Continued
### (G) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

### (H) Concentration of Credit Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

## Note (3) - Property and equipment

Property and equipment consists of the following as of: December 31, 2018

| | | |
|---|---|---:|
| Furniture and equipment | $ | 18,384 |
| Computer equipment | | 53,166 |
| | | 71,550 |
| Less: Accumulated depreciation | | 61,165 |
| Net book value | $ | 10,385 |

Depreciation amounted to for the year ended   December 31, 2018 $   7,986

Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for equipment is five years and furniture and fixtures is ten years.

## Note (4) - Related party Transactions

The Company and its affiliate are owned by the same stockholders. The Company pays its pro-rata share of the rent and electricity for the space it occupies.

Total expenses paid for the year ended December 31, 2018  was:          $     44,205

During the year the Company paid a distribution to its share holders in the amount of: $     50,000

## INTERNATIONAL EQUITY SERVICES, INC.
## NOTES TO FINANCIAL STATEMENTS - CONTINUED
### December 31, 2018

**Note (5) - Net capital Requirement**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At    December 31, 2018 , the Company had net capital of:    $    244,643
      which exceeded its requirement of $5,000 by:           $    239,643

As of  December 31, 2018 , the Company had a percentage
      of aggregate indebtedness to net capital of:                0.0338  to 1

**Note (6) – Compensated Absences**

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

**Note (7) – Subsequent events evaluation**

Management has evaluated subsequent events through February 21, 2019, the date the financial statements were available to be issued.

**Note(8) - Commitment and Contingencies**

The Company shares office space leased by an affiliated company. Total rent and fixed electric paid for the year ended December 31, 2018 was $44,205. The following is a schedule of future minimum rental payments required under this operating lease:

| Year Ended December 31, | |
|---|---|
| 2019 | 43,179 |
| 2020 | 43,687 |
| 2021 | 36,759 |
| $ | 123,625 |

**Note(9) - Revenue Recognition**

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Clients and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with clients that fall within its scope. The Company's revenues come from other sources which are outside the scope of ASC 606.

**Note(10) - Recently Issued Accounting Pronouncements**

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Management of the Company is currently evaluating the impact of ASU 2016-02 will have on its financial statements and related disclosures.

### INTERNATIONAL EQUITY SERVICES, INC.
### COMPUTATION OF NET CAPITAL
### UNDER SEC RULE 15c3-1
### December 31, 2018

| | | |
|---|---|---:|
| Total Owners Equity - Statement of Financial Condition | $ | 259,206 |
| Less: Ownership equity not allowable for Net Capital | | - |
| Total Owners Equity qualified for Net Capital | | 259,206 |
| | | |
| Add: Liabilities subordinated to claims of general creditors allowable in the computation of net capital | | - |
| | | |
| Total capital and allowable subordinated liabilities | | 259,206 |
| | | |
| Deductions and/or charges: | | |
| Total non-allowable assets (detail) | | |
| Fixed assets | | 10,385 |
| Prepaid expenses | | 3,962 |
| Total deductions | | 14,347 |
| | | |
| Net Capital before haircuts on securities positions | | 244,859 |

| Haircuts on securities (detail): | | | |
|---|---|---|---:|
| Hilltop Securities Inc - Security Account | 10,809 | 2% | 216 |
| Total haircuts | | | 216 |
| Net Capital | | | 244,643 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS:**

| | |
|---|---:|
| Total A. I. liabilities from the statement of financial condition (detail): | |
| Accounts payable and accrued expenses | 8,101 |
| Income taxes payable | 175 |
| | 8,276 |
| Ratio of aggregate indebtedness to net capital: | 0.0338 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:**

| | | | |
|---|---|---|---:|
| 1. Minimum dollar net capital requirement of broker/dealer | | | 5,000 |
| 2. Minimum net capital required - 6 2/3% of total A. I.: | | | |
| | 8,276 X | 6.67% | 552 |
| | | | |
| Net capital requirement - greater of 1 or 2 above | | | 5,000 |
| Excess net capital - Net Capital less Net Capital requirement | | $ | 239,643 |

**RECONCILIATION OF NET CAPITAL TO FOCUS NET CAPITAL:**

*Reconciliation with the Company's computation, included in Part 2A of Form X-17-a-5 a December 31, 2018*

| | | |
|---|---|---:|
| Net capital, as reported in the Company's Part IIA unaudited FOCUS Report | $ | 244,643 |
| Net Capital per above | $ | 244,643 |
| Difference | $ | - |

## INTERNATIONAL EQUITY SERVICES, INC.

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
### UNDER RULE 15c3-3
### FOR THE YEAR ENDED
### <u>December 31, 2018</u>

The Company is a noncarrying broker-dealer exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

# INTERNATIONAL EQUITY SERVICES, INC.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
## UNDER RULE 15c3-3
## FOR THE YEAR ENDED
## December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

INTERNATIONAL EQUITY SERVICES, INC.

EXEMPTION REPORT

<u>YEAR ENDED DECEMBER 31, 2018</u>

# INTERNATIONAL EQUITY SERVICES, INC.

## EXEMPTION REPORT

## YEAR ENDED DECEMBER 31, 2018

### CONTENTS

# Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## ON EXEMPTION REPORT

To the Board of Directors and Stockholders
of International Equity Service, Inc.

We have reviewed management's statements, included in the accompanying International Equity Service, Inc.'s Exemption Report, in which (1) International Equity Service, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Equity Service, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) International Equity Service, Inc. stated that International Equity Service, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Equity Service, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Equity Service, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**Weintraub & Associates, LLP**
Certified Public Accountants

*Weintraub & Associates, LLP*

White Plains, New York
February 21, 2019

**International Equity Services, Inc.'s Exemption Report**

International Equity Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2017, without exception.

**International Equity Services, Inc.**

I, __Paul dos Santos_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:_____

Title:__President & FINOP_____

**February 21, 2019**